February 2, 2017
VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F. St., N.E.
Washington, D.C. 20549
Attention: Amanda Ravitz, Assistant Director
Re:
Request for Acceleration of Effectiveness of Registration Statement on Form S-1 (File No. 333-213051) of Bionik Laboratories Corp. (the “Registrant”)
Ladies and Gentlemen:
Pursuant to Rule 461 under the Securities Act of 1933, as amended, the Registrant hereby requests that the effectiveness of the above-captioned Registration Statement (the “Registration Statement”) be accelerated so that such Registration Statement will become effective on Friday, February 3, 2016, at 4:00 p.m., Eastern Time, or as soon thereafter as practicable.
The Registrant acknowledges that (i) should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing, (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing, and (iii) the Registrant may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please call the undersigned at (416) 640-7887 x 508 with any questions regarding this matter.
Very truly yours,
BIONIK LABORATORIES CORP.
By: __/s/ Peter Bloch__________________
Name: Peter Bloch
Title: Chairman and Chief Executive Officer